Timed Health Corporation



Annual Report

2021

Annual Report 2021

Throughout this document, mentions of Timed Health, Corporation refer to Timed Health, Corporation, a Corporation legally formed on 05/16/2016 in Delaware (the "Company"). The Company's physical address is 1285 A Southern Way Sparks, NV 89431.

You may contact the Company by emailing a2investors@timedhealth.com. This annual report is posted on the Company's website, https://www.timedhealth.com/. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Timed Health, Corporation ("Timed Health, Corporation" or "Company") is a corporation legally formed on 05/16/2016, in Delaware. The Company's physical address is 1285 A Southern Way Sparks, NV 89431. The Company's web site may be accessed at https://www.timedhealth.com/.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

John C. Matthews

Board positions with Timed Health Corporation

Dates	Position	Principal Occupation
2020 - Present	Director	Board Director

Positions with Timed Health Corporation

Dates	Position	Responsibilities
2020 - Present	Director	

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2015 - 2019	KPMG	Partner
2019 - 2021	Tower Three Consulting LLC	CEO
2021 - Present	Eastman	VP of Strategy, Insights and Analytics

Saul Reibstein

Board positions with Timed Health Corporation

Dates	Position	Principal Occupation
2019 - Present	Director	Board Director

Positions with Timed Health Corporation

Dates	Position	Responsibilities
2019 - Present	Director	

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2018 - Present	S3Living	Director and Advisor
2018 - Present	Game Change Agency	Advisory Board Member
2018 - Present	Penn National Gaming	Board Member
2010 - Present	Vishay Precision Group	Board Member and Audit Committee Chair
2010 - Present	HOMARC	Director

Jane Scaccetti

Board positions withTimed Health Corporation

Dates	Position	Principal Occupation
2020 - Present	Director	Board Director

Positions with Timed Health Corporation

Dates	Position	Responsibilities
2020 - Present	Director	

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
1977 - 2021	Drucker and Scaccetti	CEO
2021- Present	Drucker and Scaccetti	Ambassador and Chief Storyteller
2015 - Present	Penn National Gaming	Director
2007 - Present	Mathematica Policy Research	Chair of the Board of Directors
2007 - Present	Temple University	Trustee
2016 - 2021	Myers Industries	Member of Board of Directors; Audit Committee; Nominating & Governance Committee
2007 - 2021	Salus University	Trustee - Chair of Finance and Health Services Committee

Matthew O'Connor

Board positions with Timed Health Corporation

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with Timed Health Corporation

Dates	Position	Responsibilities
2020 - Present	Executive Co-Chairman	

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2017 - 2020	Allegheny Technologies Inc.	Director of Continuous Improvement
2004 - Present	US Navy	Reservist and Naval Aviator
2020 - 2022	ATI Specialty Materials	Senior Director
2022 - Present	ATI Specialty Materials	Plant Manager

James Applebach

Board positions with Timed Health Corporation

Dates	Position	Principal Occupation
2016 - Present	Director	Board Director

Positions with Timed Health Corporation

Dates	Position	Responsibilities
2021 - Present	COO and Director	
2016 - 2021	CEO	

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2016 - 2020	Cued Inc.	COO

2018 - Present	1 Click Logistics	CEO - Principal

Gerard S. O'Connor

Board positions with Timed Health Corporation

Dates	Position	Principal Occupation
2021 - Present	Director	Board Director

Positions with Timed Health Corporation

Dates	Position	Responsibilities
2021 - Present	CEO	
2021 - Present	Executive Co-Chairman and Director	

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2013 - Present	University of Maryland Shore Medical Center at Chestertown	Physician and Surgeon

Suzanne Kay Macoviak RN BSN MBA

Board positions with Timed Health Corporation

Dates	Position	Principal Occupation
2022 - Present	Advisory Board	RN BSN MBA

Positions with Timed Health Corporation

Dates	Position	Responsibilities
2018 - 2021	President	
2016 - 2018	Senior Vice President	

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2018 - Present	Sharp Hospital	Post Anesthesia Critical Care Specialist

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

The Professionals VC LLC owns 6,430,120 shares of Class B Common Stock, representing a voting power of 57.23%.

WhenMed VC owns 4,513,080 shares of Class B Common Stock, representing a voting power of 40.17%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Timed Health Corporation was established as a Delaware C corporation in 2020. Operations in development since 2016. Based on five utility patents issued between 2014 and 2019 created by healthcare professionals from Stanford, Harvard, University of Pennsylvania, mathematicians and data scientists at Cambridge, and Stanford.

Mass Market Problems Timed Health is Incrementally Resolving:

Physician and Consumer Manpower Shortages;

Low Physician Incomes;

Healthcare Inefficiency and Insufficiency;

Delayed Healthcare;

Rapid Cumulative Disease Progression and High-Cost Outcomes;

MISSION

Fully patented to redistribute healthcare to earlier to reduce rationing and expensive healthcare later. To incrementally accelerate healthcare, to decelerate disease, to multiply the efficiency, the sufficiency, lifetime value and the importance of established doctor-patient relationships, to achieve greater continuity of care, health and economic outcomes.

Physician Prescribed early bird New Healthcare based in Medicine, Medications and Predictive Data Science Software Interactive with patients and payors in the form of certified interactive HIPAA secure electronic health records and mobile apps both online and on-premises.

OBJECTIVES

2021 Q1 Series A1 Software 1.0 Initial Revenue Direct to Consumer;

2021 Q2 Series A2 Software 2.0 Clinical Research Studies Increase Users;

FEATURES

Timed Health aims to empower non-experts with supervised expert capabilities and user experiences. Timed Health plans to provide access to broader opportunities. Value increases as use and users increase. Timed Health aims to convert non-healthcare consumers, non-interested, and non-engaged parties into users based on the immensely enriched user experience. The more users use Timed Health and add-on technologies the more challenging it will become to move to other solutions based on quality.

The company anticipates an IPO or an M&A within 42 months if the market is favorable and based on having approximately 40,000 users.

Timed Health aims to become the leading physician and patient scalable healthcare manpower multiplier platform technology. Timed Health doesn't replace physician visits; it actually multiplies both in-office and online physician and patients engagements and visits more cost-effectively for less expenditure of time and money over time.

The company aims to incrementally create greater mutual doctor-patient TRUST and LEVERAGE of each other's manpower and time by bonding patients with physicians better than before. Timed Health incrementally creates and enhances greater long-term value of the established doctor-patient relationship for less expenditure of time and money, done safely and cost-effectively.

The basis for our technologies is 5 issued patents which protect our unique ability to enable physicians to prescribe, forecast and prefill new healthcare medications up to 4 months in the future. These are preventive therapies provided in patented chip labeled Two-Day Supplies are to be stored by patients or nearby. The new medications are to be self-implemented when needed, electronically supervised and authorized 24/7 by their physicians working 40-hour weeks.

These preventive therapies are designed for both high-end and mass-market low-risk diabetes, hypertension and infection vulnerable patients. These premiere cohorts and conditions are being incrementally systematized and monetized.

The Timed Health technology platform plans to be offered directly to consumers, employers, and third-party payers as a pre-tax or direct pay healthcare benefit.

MARKET

The current diabetes and hypertension medications market in 2020 that is addressable is over $180 billion US, afflicting approximately 50 million people, with a Serviceable Addressable Market of six to ten million people.

Patients are spending an average of $2,500 to $5,000 annually on diabetes and hypertension medications ($15 billion to $50 billion) for example. The average amount spent on Professional Healthcare and medications is over approximately $5,000 annually per outpatient carrying chronic diagnoses.

Ambulatory Healthcare SAM Serviceable Addressable Market is $600 billion. TAM Total Addressable Market is $2 trillion. Global Healthcare Industry is $10 trillion. Patented Forecasted Stored Prescribed early bird new medications and healthcare pre provided up to 4 months before future actual timed need can potentially erase up to 30% of losses in the $2 Trillion US Ambulatory Healthcare Costs over ten years.

The US $2 trillion ambulatory healthcare provider industry currently has 50% of healthcare occurring in the most expensive ambulatory random healthcare cohort of emergency departments without continuity of care.

US medication market sales in 2018 for anti-diabetes was $78.7 billion, antibiotics and vaccines $40.6 billion, and antihypertensive medications were $29.9 billion. Humira as an immunotherapy single drug example, alone in 2019 had $21.9 billion revenue, the largest for a single drug.

PROBLEMS TO BE SOLVED:

Timed Health is focused on the economic reality of the large cost and significant shortage of high-quality physicians and ambulatory healthcare. Resulting in more healthcare access hurdles or gates making getting reasonably early appointments too often impossible.

Timed Health technology experiences when fully and properly executed may well be proven in upcoming clinical studies to improve life, incomes, and outcomes for healthcare systems, physicians, and payers including patients, employers, pharmacy benefits managers, and insurers.

Unchecked low-risk health condition flares can often silently progress to costlier higher-risk conditions, complications, hospitalizations, premature brain, heart, kidney, liver, and vision organ injury, and organ failure.

Timed Health software can help increase the number of patients that a physician can manage better, which addresses the large, expected high quality physician shortage upcoming but also already present in underserved areas.

Timed Health has verified its connectivity and the evolving software platform which is designed to improve health systems physician and patient work-flow, high-end and mass-market healthcare practices costs, profits, and overcome many of their inefficiencies and inconveniences.

Timed Health incrementally is rolling out low-risk new-to-the-patient medications condition by condition, prescriber by prescriber, and patient by patient. Strategic partner pharmacies fulfill Stored Timed NewMeds and are ordered in the Timed Primed prescriber software to be embedded in prescribing systems and EMRs. Prescribers indicate directions to be SWA "stored and started when authorized" by their physicians.

Timed Health systematically is overcoming the adverse impact of silent, procrastinated, or ignored acute changes in health both indolent and progressive. Flares of chronic conditions like asthma, diabetes, hypertension, and infections accelerate disease progression. These flares are left uninterrupted far too long far too often. The reasons include current healthcare costs, inefficiency, and inconvenience. This leads to often over-using expensive emergency facilities, higher costs, and worsened health.

Other companies, for instance, Google Health are in some ways already forecasting health, however the way Timed Health sources, uses, and applies this information is patented, proprietary, private, secured, and uniquely protected. Timed Health makes immediately available new medications in its patented systems feasible 24/7.

5. How many employees does the Company currently have? (§ 227.201(e))

8 employees

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. Potential market risks, state and federal regulatory changes, patent infringers, shareholder, public and competitor law suits. The Company operated as Timing Health Inc. from May 16, 2016 to July 22, 2020. In 2020, the Company was hacked by malware and the board of directors requested the creation of a new corporation (Timed Health, Corporation) and the transfer of assets to the new corporation. Although to date, Timed Health, Corporation, has not experienced any material fraudulent activity, breaches of our information security or cyber-attack, a successful penetration or circumvention of system security could cause us negative consequences, including loss of clients and business opportunities, disruption to our operations and business, misappropriation or destruction of our confidential information and/or that of our clients, or damage to our clients' and/or third parties' computers or systems, and could expose us to additional regulatory scrutiny and result in a violation of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs, additional compliance costs, and could adversely impact our results of operations, liquidity and financial condition.

2. Our financial statements include an opinion that they have been prepared on a going concern basis, expressing doubt about our ability to continue as a going concern. We have not yet generated sufficient revenues from our operations to fund our activities and are therefore dependent upon external sources for financing our operations. As a result, our financial statements included as part of this Form C are prepared on the assumption that we will be able to continue as a going concern, which is uncertain. Our financial statements do not include any adjustments that might result were we unable to continue as a going concern. If we cannot continue as a going concern, investors in this offering may lose their entire investments. Limited Operating History and No History of Revenues. The Company commenced preliminary business development operations in July 2011 and is organized in July 2020 as a C corporation under the laws of the State of Delaware, and continues to operate based on 5 patents issued by the US Patent Office having priority date 2011 and currently licensed from WhenMed VC LLC for the field of use of forecasting new health and new medication needs and enabling provision and implementation of the new medications. The Company has no history of revenues from operations and has no significant assets, other than its intellectual property. The Company has yet to generate positive earnings, and there can be no assurance that it will ever generate revenues or operate profitably. The company has a limited operating history upon which an evaluation of its prospects and future performance can be made and must be considered in the development stage. The Company's success is significantly dependent on obtaining financing to implement our business plan and strategy. The Company's operations will be subject to all the risks inherent in the establishment of a developing enterprise and the uncertainties arising from the absence of a significant operating history. The Company is in the development stage and potential investors should be aware of the difficulties normally encountered by enterprises in the development stage. The net proceeds of the proposed financing are intended to be used to, among other things, fund preparations and arrangements for the Company to continue operations. Accordingly, potential investors should be aware of the risks of investing in the

Company at this stage, including that there will likely be significant time between the time of your investment and the time that the Company is able to continue operations. There can be no assurances as to any timeline on which the Company may continue operations, or at all. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. If the Company's business plan is not successful, and the Company is not able to operate profitably, investors may lose some or all their investment in the Company.

3. Risk of Forfeiture of Patents: The Company has no history of revenues from operations and has no significant assets, other than its intellectual property. The Company currently non-exclusively licenses its patents from WhenMed VC LLC, one of its Founders (as defined below), and have entered into an agreement providing for the non-exclusive licensing of the patents to TH upon the receipt by TH of the minimum offering proceeds and payment by TH of an initial fee. 2.1.1.1 Demonstrated at least fifty-one percent (51%) of Timed Health's revenues is and will be attributed to its use of the Licensed Patents for a period that is at least ten (10) years following the Effective Date of this Agreement or when any one of the Licensed Patents expires, whichever is later; 2.1.1.2 Demonstrated Average Monthly Gross Revenues that rely at least in part on the Licensed Patents of at least one-hundred thousand dollars ($100,000) by within one (1) year of the Effective Date and an average of at least two-hundred fifty thousand dollars ($250,000) monthly by within two (2) years of the Effective Date; and 2.1.1.3 Demonstrated Annual Gross Revenues of at least three-million dollars ($3,000,000) in the second fiscal year after closing the Series A1 investment. The Series A1 must have at least three million ($3,000,000) invested by six (6) months after the Series A1 is offered to investors, and revenue of at least ($20,000,000) in FY3; at least seventy-five million ($75,000,000) in FY4; and at least one hundred million dollars ($100,000,000) in FY5 and yearly thereafter. Certain commitments apply with regard to developing the patents; and the payment of quarterly royalties and other fees associated with the maintenance of the patents. There can be no assurances that the Company will be able to achieve all or any of these milestones.

4. Transactions with related parties: The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the Directors of the Company will be guided by their good faith judgement as to the Company's best interest. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its Members. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest. The company describes certain transaction with related parties below in the "Related Party Transactions" section. These transactions include entering into convertible promissory notes with related parties, entering into a lease agreement with a related party, and that the Company currently licenses its fields of use 5 patents from WhenMed VC LLC, one of its founders.

5. Lack of Offering Information Regulation Crowdfunding does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering

of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Regulation Crowdfunding does require extensive information, it is possible that you would make a different decision if you had more information. In order to support our general operations and working capital needs for the next 12 months, we may need to raise additional capital. Such financing may be expensive and time-consuming to obtain, and there may not be sufficient investor or commercial interest to enable us to obtain such funds on attractive terms or at all. In order to support our projected operating expenses for the next 12 months, we will need to raise additional capital from other sources. Such financing may be expensive and time-consuming to obtain, and there may not be sufficient investor or commercial interest to enable us to obtain such funds on attractive terms or at all. There can be no assurance that financial support from other sources will be available in the amounts and at the times needed for us to continue to operate and grow our revenue-generating operations and improve our financial position.

6. Additional Financing Needed: Management anticipates that it will need additional funding to fully implement its business plans and grow and develop its business, and there can be no assurances whether or not such financing will be available or acceptable terms, or at all. The Company may obtain future additional financing from an offering of the Company's equity (which may include preferred equity) or debt securities, by incurring debt or any combination of these. If the Company issues additional equity securities to raise funds, the ownership percentage of the Company's existing stockholders would be reduced. Further, the Company's patent rights are conditioned on the Company launching a subsequent equity offering within 36 months after the closing of this Offering which generates at least $3,000,000 in proceeds from such offering. Any such offering will dilute the voting power of holders of Shares. New investors may demand rights, preferences, or privileges senior to those of existing holders of the Shares, and the Company has the ability to agree to these matters without action by the Company's stockholders. Any new financing could result in the Company incurring significant expense and becoming subject to covenants that could affect the manner in which the Company conducts its business. Additional Issuances of Shares: The Company's certificate of incorporation authorizes the issuance of up to 34,000,000 shares of Common Stock without action by the Company's stockholders. In order to raise additional capital, the Company may in the future offer and issue additional shares of Common Stock or other securities convertible into or exchangeable for Common Stock. Issuance of these shares would dilute the voting power of holders of Shares. In addition, the Company's patent rights are conditioned on the Company launching a subsequent equity offering within 36 months after the closing of this Offering which generates at least $3,000,000 and greater in proceeds from such offering. Any such offering will dilute the voting power of holders of Shares. In addition, the Company has a significant number of stock options outstanding and expects to grant additional stock options in the near term. To the extent that outstanding stock options have been or may be exercised or other shares of Common Stock are issued, you would experience further dilution. Further, the Company may choose to raise additional capital due to market conditions or strategic considerations, even if the Company believes it has sufficient funds for its current or future operating plans.

7. Future Investors Might Have Superior Rights If Timed Health needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to

have a greater voice in management, or otherwise. Dependence on Management: In the early stages of development, the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon President Suzanne Kay MBA, CEO James Applebach, part time Executive Co-Chairman Matthew O'Connor, part time Executive Co-Chairman Gerard S. O'Connor MD, and other full-time co managing executives in The Professionals VC LLC. The loss of either of these individuals could have a material adverse effect on the Company.

8. Customer Base and Market Acceptance: While the Company believes it can develop a customer base through the marketing and promotion of the Company's products and services, the inability of the Company to further develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its product and services matrix offer advantages over competitive companies, no assurance can be given that Timed Health Corporation's products and services will attain a degree of market acceptance on a sustained basis or that it will generate revenues sufficient for sustained profitable operations. Competition: While there does exist some current competition, management believes that the Timed Health Corporation product and services line is unique, and the expertise of management combined with the innovative nature of its products and services will set the Company apart from its competitors. There is the possibility that new competitors could seize upon Timed Health Corporation's business ideas and produce competing products and services. Likewise, these new competitors could be better capitalized than Timed Health Corporation which could give them a significant advantage. There is the possibility that the competitors could capture significant market share of Timed Health Corporation's intended market.

9. General Economic Conditions: The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Management believes that the niche products and services they market will insulate the Company from excessive reduced demand. Timed Health Corporation has no control over these changes.

10. Unanticipated Obstacles to Execution of The Business Plan: The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable considering current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events. Management Discretion as to Use of Proceeds: The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its stockholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this Offering. Investors for the Shares offered hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

11. No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets: In certain cases, the Company may rely on trade secrets to protect proprietary technology and processes which the Company has developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior technology. The protection of proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties with regard to the use of technology information and data which may be deemed proprietary to others. Issuance of Preferred Stock: The Company at its discretion may authorize the issuance of up to 10,000,000 shares of "blank check" preferred stock, with such terms, rights and preferences as may be determined from time to time by the Board of Directors without action by the Company's stockholders. Issuance of these shares may dilute the voting power of holders of Shares. Dilution: Purchasers of Shares will experience immediate and substantial dilution. Additional Shares issued by the Company in the future will also dilute a purchaser's investment in the Shares, including Shares issuable upon the exercise of stock options granted to the Company's consultants, employees, executive officers, directors, and others.

12. COVID-19 Impact The ongoing COVID-19 pandemic may impact Timed Health Corporation's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, Timed Health cannot guarantee that it will resume operations in the future. Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be forecasted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once the Company meets its target amount for this offering, it may request that Netcapital instruct the escrow agent to disburse offering funds to the Company. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, the Company must file an amended to its Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be investors and will have no such right.

13. TRANSFERABILITY OF SECURITIES Any Securities sold pursuant to Regulation Crowdfunding being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them. In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to affect such transfer. Transfer Agent Timed Health, Corporation has appointed Worldwide Stock Transfer, LLC to serve as the company's transfer agent as part of its engagement with Net Capital Funding Portal Inc.

14. Long Term Nature of Investment: An investment in the Shares may be long term and illiquid. As discussed above, the Company is in the development stage and potential investors should be aware of the difficulties normally encountered by enterprises in the development stage. The net proceeds of the proposed financing would be used to, among other things, fund preparations and arrangements for the Company to continue operations. Accordingly, potential investors should be aware of the risks of investing in the Company at this stage, including that there will likely be significant time between the time of your investment and the time that the Company is able to continue operations. There can be no assurances as to any timeline on which the Company may continue operations, or at all. Further, the offer and sale of the Shares will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Shares for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Shares must be willing and able to bear the economic risk of their investment for an indefinite period. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

15. Limited Transferability & Liquidity: To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each investor must acquire his Shares for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Shares. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from Timed Health Corporation, limitations on the percentage of Shares sold and the manner in which they are sold. Timed Health Corporation can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to Timed Health Corporation, stating that the proposed sale, transfer or

other disposition will not result in a violation of applicable federal or state securities laws and regulations. No public market exists for the Shares and no market is expected to develop. Consequently, owners of the Shares may have to hold their investment indefinitely and may not be able to liquidate their investments in Timed Health Corporation or pledge them as collateral for a loan in the event of an emergency.

16. Risks of Borrowing: If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of owners of Stock in the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results, or financial condition.

17. Possible Fluctuations in Operating Results: The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments, and general economic conditions. Consequently, the Company's revenues may vary by quarter, and the Company's operating results may experience fluctuations.

18. Management Discretion as to Use of Proceeds: The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its stockholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this Offering. Investors for the Shares offered hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

19. Risks Associated with Expansion: The Company plans on expanding its core business through the deployment of capital invested through this Offering. Any expansion of operations the Company may undertake will entail risks; such actions may involve specific operational activities which may negatively impact the profitability of the Company. Consequently, stockholders must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

20. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is

accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

21. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

22. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

23. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the

Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

24. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

25. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

26. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

27. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

28. There is no present public market for these Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the

Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

29. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

30. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Class A Common Stock	16,000,000	0	Yes	Each holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the By-Laws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.
Class B Common	17,000,000	11,236,133	Yes	Each holder of Class B

Stock				Common Stock shall have the right to ten (10) votes per share of Class B Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the By-Laws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation. The holders of record of the shares of Class B Common Stock, exclusively and as a separate class, shall be entitled to elect at least seventy-five percent(75%) of the directors of the Corporation.
Class C Common Stock	1,000,000	0	No	Class C shares have no voting rights and are automatically converted into one share of Class A Common Stock upon an initial public offering.
Preferred Stock	10,000,000	0	No	

Those investors that participated in our offering via Netcapital have given their voting rights to a record onwer, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for investors pursuant to the record ownership and voting agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Timed Health Corporation, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Timed Health Corporation and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
SBA	$150,000	3.75%	June 1st, 2050
WhenMed VC	$300,000	N/A	Payable on demand

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
02/2021	Common Stock	$7,360,000	Section 4(a)(2)	The stock was used to retire debt and interest payable

06/2021	Class B Common Stock	$42,933	Reg CF Section 4(a)(6)	Compensation for managers, legal and government fees, software development, marketing and sales, and administration fees (hardware and software)

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
The Professionals VC LLC	Majority Shareholder	Converted note to common shares	$4,513,080
WhenMed VC	Entity owned by the Majority shareholder	Converted note to common shares	$2,430,120
WhenMed VC	Entity owned by the Majority shareholder	Convertible note	$300,000

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Timed Health Corporation is leveraging highly patented mass market new telehealth and healthcare therapeutics based in predictive data science. The company was incorporated in 2016. The company has been in research and development since 2008. The patents filed in 2011 were issued in 2014, 2015(2), 2018 and 2019 and growing.

During 2022, WhenMed VC LLC invested another $300,000 via a convertible note into the Company. The convertible note does not have an interest rate and is payable on demand. In case a conversion event occurs, the convertible note would convert at 20% discount to the most recent price round. The funds have been used for further developing the software and arranging a strategic partner pharmacy for fulfilling our proprietary patented medications, the latter expected to be fully in place in 2022.

Our expenses for the year ended on December 31, 2021, amounted to approximately $72,800, resulting in an $800 net income. Our expenses for the year ended on December 31, 2020, amounted to $$216,000, resulting in a $2,550 net income.

We have been successful in raising capital via convertible note investments prior to December 31, 2020. In August 2020, Timed Health entered into a convertible note consolidation with entities owned by the primary shareholders for an aggregate principal amount of $7,360,000, including previously issued notes in 2016 and 2019.

All our convertible notes converted into equity before the launch of this offering. As a result of the conversions, there are a total of 11,193,200 Class B Common shares outstanding, and our only debt is a loan of $150,000 from the US Small Business Administration.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Timed Health Corporation has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Timed Health Corporation will file a report electronically with the SEC annually and post the report on its website (https://www.timedhealth.com/) no later than 120 days after the end of each fiscal year covered by the report.

I, Gerard S. O'Connor, certify that:

(1) the financial statements of Timed Health Corporation included in this Form are true and complete in all material respects; and

(2) the tax return information of Timed Health Corporation included in this Form reflects accurately the information reported on the tax return for Timed Health Corporation filed for the fiscal year ended Dec 31st, 2021.

DocuSigned by:

Gerard S. O'Connor

B634E3E1BE60408...

Gerard S. O'Connor

CEO

14th, July 2022

—

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Timing Health Inc.
Balance Sheet
[USD $ thousands]

	Year 2020	Year 2021
Assets		
Current Assets:		
Cash	536,088	1,283,413
Intangible Assets:	-	-
Software	11,236,133	10,861,595
Amortization	(374,538)	(749,076)
Total Assets	**11,397,683**	**11,395,933**
Liabilities		
Current Liabilities:		
Accounts Payable	-	-
EIDL Loan	150,000	150,000
Total Liabilities	**150,000**	**150,000**
Equity		
WhenMed Venture Capital Fund	10,952,200	10,952,200
Regulation Crowdfunding	42,933	42,933
Common 1Click Logistics	250,000	250,000
Retained Earnings	2,550	800
Total Equity	**11,247,683**	**11,245,933**
Total Liabilities & Equity	**11,397,683**	**11,395,933**
Check	*0.000*	*0.000*

Timed Health
Profit and Loss (P&L) Statement
[USD $ thousands]

	Year 2020	Year 2021
Revenue		
Total Net Revenue	218,550	72,800
	-	-
Operation Costs		
Accounting and Legal	86,400	28,800
Advertising/Marketing	12,960	4,320
Automobile Repairs Upgrades Maint	6,480	2,160
Dues & Subscriptions	-	-
Fuel (Mileage):	2,160	720
Insurance	2,160	720
Meals & Entertainment	2,160	720
Office Supplies	4,320	1,440
Rent	6,480	2,160
Telephone - Cell Phone Expense	6,480	2,160
Utilities - Cable/ Internet / Electric	6,480	2,160
Web Hosting and Domain	21,600	7,200
Travel Expense	-	-
Professional Outside Services	15,120	5,040
Seminars and Trade Events	-	-
Research & Development	43,200	14,400
Total Operation Costs	216,000	72,000
Net Income	2,550	800



Profit and Loss
■ Year 1 ■ Year 2

2,550

800

Timed Health
Cash Flow Statement
[USD $ thousands]

Type of Cash Flow	Year 2020	Year 2021
Net Income	2,550	800
Increases in Working Capital		
Accounts Receivable	-	-
Accounts Payable	-	-
Software Investments	-	-
Non Cash Expenses		
Amortization	374,538	749,076
Net Cash Flow (Cash Flow+Non Cash Expenses-Increases in Working Capital)	377,088	749,876

